Exhibit 15

Telvent Announces that It Will Discontinue Releasing Quarterly Earnings Releases and Calls

August 18, 2011 - Telvent (NASDAQ: TLVT), the leading real-time IT solutions and information provider for a sustainable world, today announced that, in light of its pending acquisition by Schneider Electric S.A., Telvent will discontinue its practice of voluntarily furnishing its quarterly financial results to the public and holding quarterly earnings calls.

About Telvent

Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider dedicated to helping improve efficiency, safety and security for the world’s leading companies. Telvent serves markets that are critical to the sustainability of the planet, including the energy, transportation, agricultural and environmental sectors. (www.telvent.com)

Investor Relations Contact

Manuel Fernandez Maza

Tel. +1 301 354 5432

Email: ir@telvent.com

Media Contact

Sandi Scott

Tel. +1 952-851-7216

Email: sscott@tunheim.com